

September 20, 2010

J. Bryan Baker
Senior Vice President and Chief Financial Officer
FirstCity Financial Corp.
6400 Imperial Drive
Waco, Texas 76712

Re: FirstCity Financial Corp.
    Form 10-K for December 31, 2009
    File Number 033-19694

Dear Mr. Baker:

        We have conducted a review of your filing and related materials and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe future revisions are appropriate, please tell us why in your response.

        After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

        Please note that all of these comments should be reflected in future filings, rather than requiring amendment to your current Form 10-K.

Business
General, page 5

1.   Revise this disclosure to provide the information required by Item 101(b) of Regulation S-K.

2.   Indicate your source of funding to purchase assets.

3.   Please indicate how long you typically hold portfolio and special situation assets and discuss more fully on page 10 or elsewhere as appropriate. In the body of text, please

quantify any significant change in your ability to liquidate assets and the impact on income given the economic situation you describe.

4.   Disclose how much of the original $597 million in net operating loss carry forwards remains available to the company. In the body of the text please discuss this in some detail under separate heading.

Overall Business Strategy, page 6

5.   Where need be, please consider revising the filing text to present information in plain English that is meaningful for your readers. Note the guidance about writing in plain English that is available on our web site. Consider the following situations:

- The third sentence on page 6 attempts to describe your strategy but, itself, refers back to your strategy. Please use meaningful terms and phrases. Avoid jargon. Note also at the fifth bullet, for example, and the first sentence of the last paragraph on page 10.

- The bullets on page 6 seem to go back and forth between portfolio asset issues and special situation issues. Please group and clarify disclosure appropriately and use appropriate subheadings.

- Avoid promotional language. At the second paragraph on page 7 you describe your company as "a significant participant in the financial services sector." If retained, quantify and otherwise substantiate management's view. Note also at the beginning of the fourth paragraph where you describe your industry as "an expanding industry" and the last full paragraph on page 7 and the paragraph bridging pages 7 and 8 which seem to contradict each other. If retained, describe your company's net income performance over the past two years in the context of this environment. Note also at the second full paragraph on page 10 where you reference "extensive diligence" – language that is not normally used in an SEC filing.

- Place the information you provide in context. In the third paragraph you quantify total portfolio asset acquisitions of your company, but do not advise how this relates to increase or decrease in revenue in the past few years, to profitability, or any other aspect of your company.

Portfolio Asset Acquisition and Resolution Segment, page 7

6.   The second bullet on page 6 refers to capitalizing on the expertise of partners. Where appropriate, please discuss the business reasons and importance of these partnerships to your operations. Are there reasons you do this other than outside expertise? Does this allow you to buy assets that you could not afford by yourself? Does it reduce your risk to more manageable levels? Give the number and amount of loans or other assets acquired with co-investors, how this impacts net income and your plans for the future. As warranted, disclose any principal, partnership participants and your level of dependence on those parties.

Portfolio Assets, page 8

7.   Please disclose why the total purchase price and total invested figures at the bottom of page 8 are different.

8.   We note that previously in the filing you discuss international operations, but at the top of page 9 indicate you didn't purchase any overseas assets in 2009. Please disclose any change in operating policy and discuss the reason for this situation – either here and/or in the MD&A section.

Small Business Administration Loans, page 11

9.   Please clarify why this subsection is located here.

Government Regulation, page 16

10.   Revise this section to give the names and function of your principal regulators.

Managements' Discussion and Analysis, page 21

11.   You tend to quantify year to year changes while providing little or no underlying basis for any change. For example, from the table on page 22 we note the significant 2009 increase in income from portfolio asset operations, but find no significant description of the basis for this. In particular, where appropriate, please discuss and quantify the significant factors that affected income from portfolio assets revenue and the provision for loan impairment losses. These might include, but should not be limited to, volume, the quality of the loans you purchased during the year, the impact of the financial

difficulties faced in the U.S. and elsewhere, or other factors. If the only significant reason is the increase in consolidated collections referenced on page 25, discuss this in greater detail including how these factors changed between 2008 and 2009. We note that the amount of income seems to have increased at a significantly greater rate than simply the volume of assets purchased.

12.   Where appropriate, discuss the apparent, marked difference in income relative to year end asset levels between your portfolio assets and your special situations investment and other operations. As warranted, discuss the business reasons for carrying on both segments given this situation. Each seems to represent about 50% of income with markedly different returns.

13.   Similarly, we find no significant discussion of the material decline in corporate overhead reported in the table on page 22. Please address this in some detail. To the extent that corporate overhead costs in 2008 were principally tax based, please explain this given the company's tax advantaged net operating loss carry forwards.

Signatures, page 136

14.   Revise to identify the principal accounting officer.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

All of the above comments are from our non-accounting staff. Please direct any questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

Sincerely,

Michael Clampitt
Senior Attorney

By FAX: J. Bryan Baker
            FAX number: 254-761-2957